# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Privia Health Group, Inc., CIK 0001759655
CUSIP: 74276R102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 950 N. Glebe Rd., Suite 700, Arlington, Virginia (VA), 22203
Date of event which requires filing of this statement: 08/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001982325

## Reporting persons
- Puma Growth Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,278,522; sole dispositive power 0; shared dispositive power 6,278,522; aggregate amount beneficially owned 6,278,522 (5.14% of the class)
- Rubicon Founders OP GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,278,522; sole dispositive power 0; shared dispositive power 6,278,522; aggregate amount beneficially owned 6,278,522 (5.14% of the class)
  Comment: (1) Consists of shares owned by Puma Growth Holdings, LLC, of which Rubicon Founders OP GP, LP is the manager.
- Rubicon Founders OP GP 2 LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,278,522; sole dispositive power 0; shared dispositive power 6,278,522; aggregate amount beneficially owned 6,278,522 (5.14% of the class)
  Comment: (1) Consists of shares owned by Puma Growth Holdings, LLC. Rubicon Founders OP GP, LP, of which Rubicon Founders OP GP 2, LLC is the general partner, is the manager of Puma Growth Holdings, LLC.
- Rubicon Founders LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,278,522; sole dispositive power 0; shared dispositive power 6,278,522; aggregate amount beneficially owned 6,278,522 (5.14% of the class)
  Comment: (1) Consists of shares owned by Puma Growth Holdings, LLC. Rubicon Founders OP GP 2, LLC, of which Rubicon Founders LLC is the sole member, is the general partner of Rubicon Founders OP GP, LP, which is the manager of Puma Growth Holdings, LLC.
- Adam Boehler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,278,522; sole dispositive power 0; shared dispositive power 6,278,522; aggregate amount beneficially owned 6,278,522 (5.14% of the class)
  Comment: (1) Consists of shares owned by Puma Growth Holdings, LLC. Rubicon Founders LLC, of which Mr. Boehler is the managing member, is the sole member of Rubicon Founders OP GP 2, LLC, which is the general partner of Rubicon Founders OP GP, LP, which is the manager of Puma Growth Holdings, LLC.

## Item 1. Issuer
Name of issuer: Privia Health Group, Inc.
Address of issuer's principal executive offices: 950 N. GLEBE RD., SUITE 700, ARLINGTON, VIRGINIA, 22203

## Item 2. Person Filing
Name of person filing: Puma Growth Holdings, LLC, a Delaware limited liability company ("Puma"), Rubicon Founders OP GP, LP, a Delaware limited partnership ("RF OP GP"), Rubicon Founders OP GP 2 LLC, a Delaware limited liability company ("RF OP GP 2"), Rubicon Founders LLC, a Delaware limited liability company ("Rubicon Founders"), and Adam Boehler
Address of principal business office or, if none, residence: 1316 Adams Street, Ste 400, Nashville, TN 37208
Citizenship: The Reporting Persons (other than Mr. Boehler). are organized under the laws of the state of Delaware. Mr. Boehler is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on August 7, 2025, the Reporting Persons beneficially own 6,278,522 shares of the Common Stock of the Issuer, through their investment in Puma Growth Holdings, LLC, which directly holds such shares of Common Stock, representing 5.14% of the Issuer's total outstanding shares of Common Stock, based on a total of 122,673,254 shares of Common Stock outstanding as of June 30, 2025 as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed on August 7, 2025
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,278,522 shares of Common Stock
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,278,522 shares of Common Stock

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4(a) above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and the limited partners, members, affiliates and shareholders, investors of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock. Such right to proceeds does not relate to more than five percent of the Common Stock for any person.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A, Joint Filing Agreement

## Signatures
- Puma Growth Holdings, LLC: /s/ Cory Reno, Cory Reno/General Counsel (08/11/2025)
- Rubicon Founders OP GP, LP: /s/ Cory Reno, Cory Reno/General Counsel (08/11/2025)
- Rubicon Founders OP GP 2 LLC: /s/ Cory Reno, Cory Reno/General Counsel (08/11/2025)
- Rubicon Founders LLC: /s/ Cory Reno, Cory Reno/General Counsel (08/11/2025)
- Adam Boehler: /s/ Adam Boehler, Adam Boehler (08/11/2025)